FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2007.

Total number of pages: 54

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007 (Unaudited)
(FROM APRIL 1, 2007 TO SEPTEMBER 30, 2007) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2007 (Unaudited)

(FROM APRIL 1, 2007 TO SEPTEMBER 30, 2007)

CONSOLIDATED

Released on October 26, 2007

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: October 26, 2007

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (from April 1, 2007 to September 30, 2007)

(1) Consolidated Financial Results

	Yen in millions (except per share amounts)
	Six months ended September 30		Year ended March 31
	2007	2006	2007
Net sales	¥362,701	¥299,837	¥629,667
Percent change from the previous period	21.0%	17.0%	17.3%
Operating income	34,076	32,046	64,009
Percent change from the previous period	6.3%	27.8%	19.8%
Income before provision for income taxes	31,506	32,661	65,595
Percent change from the previous period	(3.5)%	8.2%	1.9%
Net income	20,357	20,776	39,932
Percent change from the previous period	(2.0)%	1.8%	(2.5)%
Net income per share- basic	¥140.50	¥143.65	¥276.03
Net income per share- diluted	¥136.66	¥139.59	¥268.25

Note: Equity in net income (loss) of affiliated companies:

¥ (25) million for the six months ended September 30, 2007

¥ 7 million for the six months ended September 30, 2006

¥ (73) million for the year ended March 31, 2007

(2) Consolidated Financial Position

	Yen in millions (except per share amounts)
	September 30		March 31
	2007	2006	2007
Total assets	¥685,012	¥575,708	¥662,623
Shareholders’ equity	321,524	281,782	305,016
Shareholders’ equity to total assets	46.9%	48.9%	46.0%
Shareholders’ equity per share	¥2,218.31	¥1,948.14	¥2,107.40

(3) Consolidated Results of Cash Flows

	Yen in millions
	September 30		March 31
	2007	2006	2007
Net cash provided by operating activities	¥37,339	¥29,630	¥64,723
Net cash used in investing activities	(26,421)	(24,159)	(78,935)
Net cash used in or provided by financing activities	(19,797)	(21,697)	8,943
Cash and cash equivalents at the end of the period	¥79,344	¥76,107	¥88,784

2. Dividend Condition

	Yen
	Year ending March 31, 2008	Year ended March 31, 2007
Dividend per share (interim)	¥25.00	¥20.00
Dividend per share (year-end)	¥25.00 *	¥25.00
Dividend per share (annual)	¥50.00 *	¥45.00

Note:

* The dividends per share (year-end) and (annual) are forecast amounts.

3. Forecast of Consolidated Financial Performance (For the year ending March 31, 2008)

Yen in millions (except per share amounts)
Net sales	¥720,000
Operating income	75,000
Income before income taxes and minority interests	75,000
Net income	45,000
Net income per share	¥310.53

4. Others

(1) Change in number of material subsidiaries during the interim period

(due to change in the scope of consolidation): Not applicable

(2) Change of the accounting principles, procedures and presentation in the preparation of consolidated financial statements (to be stated under “Changes in basis of presentation”)

1. Changed by new accounting standard: Yes

2. Changed by others: Not applicable

Note: See “Change of Important Items Regarding the Basis of Preparation of Consolidated Financial Statements” mentioned above for detail.

(3) Number of shares issued (Common stock)

1. Number of shares issued and outstanding at the end of the respective periods:（including treasury stock）

144,987,492 shares as of September 30, 2007

144,684,892 shares as of September 30, 2006

144,780,492 shares as of March 31, 2007

2. Number of treasury stock at the end of the respective periods:

46,793 shares as of September 30, 2007

43,110 shares as of September 30, 2006

44,966 shares as of d March 31, 2007

3. Average number of shares issued and outstanding during the respective periods:

144,888,388 shares for the six months ended September 30, 2007

144,632,007 shares for the six months ended September 30, 2006

144,665,478 shares for the year ended March 31, 2007

Note: See “Earnings per share” regarding the number of shares used to compute net income per share (on a consolidation basis).

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	126
Number of affiliates accounted for by the equity method:	4

(5) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2007	Change from September 30, 2006
Number of companies newly consolidated:	9	33
Number of companies excluded from consolidation:	-	1
Number of companies newly accounted for by the equity method:	-	-
Number of companies excluded from accounting by the equity method:	-	-

NON-CONSOLIDATED FINANCIAL STATEMENTS

(FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007)

Non-Consolidated Financial Performance (from April 1, 2007 to September 30, 2007)

(1) Non-Consolidated Results of Operations

	Yen in millions (except per share amounts)
	Six months ended September 30		Year ended March 31
	2007	2006	2007
Net sales	¥95,759	¥89,035	¥180,596
Percent change from the previous period	7.6%	7.5%	7.4%
Operating income	6,937	5,627	11,241
Percent change from the previous period	23.3%	32.3%	27.0%
Recurring profit	13,568	12,788	25,206
Percent change from the previous period	6.1%	4.0%	2.7%
Net income	12,202	8,516	15,170
Percent change from the previous period	43.3%	(16.8)%	(23.6)%
Net income per share- basic	¥84.22	¥58.88	¥104.86
Net income per share- diluted	¥81.92	¥57.22	¥101.91

(2) Non-Consolidated Financial Position

	Yen in millions (except per share amounts)
	September 30		March 31
	2007	2006	2007
Total assets	¥370,221	¥306,991	¥357,785
Shareholders’ equity	218,016	205,066	209,005
Shareholders’ equity to total assets	58.9%	66.8%	58.4%
Shareholders’ equity per share	¥1,504.17	¥1,417.75	¥1,444.05

1. Operating and Financial Review and Prospects

(1) Operating Results

1. Overview

The business environment during the six months ended September 30, 2007 was increasingly unstable, both economically and politically, in Japan and overseas. In particular, uncertainty persisted in the global IT-related market as a result of concerns over a fall off in demand in the US market due to the sub-prime loan problem originating in the US. On the other hand, the Chinese economy remained strong, and rising demand accompanying an expansion in investment in other newly emerging markets proved reliable. On the whole, then, market conditions with both bearish and bullish elements have persisted. In relation to Nidec’s business segments, our core HDD spindle motor business performed strongly with a firm tone developing rapidly among customers from the beginning of the second quarter through the end of the half. As a result of the uncertain outlook, the market for mid-size motors and electronic components, as well as the business segments related to capital expenditure, has been unstable in the short term. Despite these challenges, Nidec has continued to move forward actively to develop new sectors and has also improved quality, cost, and on-time delivery, which resulted in better business results. During the first half, the small precision motors market, primarily spindle motors for HDDs and spindle motors for optical disc drives, continued to grow toward the end of the second quarter, as a result, not only did Nidec outperform initial results forecasts, the company also posted record highs for a single half in both net sales and operating income.

2. Consolidated Operating Results

(For the six months ended September 30, 2007)

Our net sales increased ¥62,864 million, or 21.0%, to ¥362,701 million for the six months ended September 30, 2007 (“this period”) compared to the six months ended September 30, 2006 (“previous period”). Our operating income also increased approximately ¥2,000 million, or 6.3%, to ¥34,076 million for this period compared to previous period. However our income before provision for income taxes and minority interests decreased approximately ¥1,200 million, or 3.5%, to ¥31,506 million for this period compared to previous period. This was mainly due to an exchange losses on foreign currency transactions of approximately ¥1,700 million (compared to approximately ¥700 million in exchange gains in the same period of the previous fiscal year) due to the appreciation of the yen since the end of the previous fiscal year. Our net income decreased approximately ¥400 million, or 2.0%, to ¥20,357 million for this period compared to previous period.

Net sales by business segment were as follows.

Net sales of small precision motors increased approximately ¥35,800 million, or 23.5%, to ¥188,307 million for this period compared to previous period. This increase included net sales of our new consolidated subsidiaries, Brilliant Manufacturing Limited (“Brilliant”), Japan Servo Co., Ltd. (“Japan Servo”) and their consolidated subsidiaries of approximately ¥15,000 million. Excluding the impact, net sales of small precision motors increased approximately ¥20,800 million for this period. Approximately ¥15,000 million of the ¥20,800 million was increase in net sales of spindle motors for hard disk drives (“HDDs”) compared to previous period. Our spindle motors for HDDs saw unit sales up by a little over 12% and sales revenue up by slightly over 16%. While the average sales price rose by a little more than 3% on a yen base, the foreign currency exchange rate level recorded a good 3% depreciation in the yen year-on-year, so the average sales price is estimated to be largely flat on a US dollar base. Demand growth for HDD spindle motors during the first half compared to the same period in the previous year was noteworthy for 2.5-inch HDDs, continuing on from the year before and up by just over 20%. 3.5-inch HDDs achieved growth of just over 10%. Micro drives recorded an extremely small volume of shipments for 1-inch HDDs, but 1.8-inch HDDs grew by over 50% compared to the first quarter, posting roughly the same shipment volume in the half under review as in the first half of the previous fiscal year. Excluding the impact of Japan Servo, net sales of other small precision brushless DC motors increased approximately ¥4,300 million, or 12% compared to previous period. Net sales of brushless DC motors of Nidec Corporation and its direct-line subsidiaries increased approximately ¥2,500 million, or 10.0% compared to previous period, mainly due to increase in sales of slim-type brushless DC motors for optical disk drives. Net sales of stepping motors of Nidec Sankyo Corporation also increased approximately ¥2,000 million . Excluding the impact of Japan Servo, net sales of brushless DC fans increased approximately 1,650 million, or 8.6%, compared to previous period.

Net sales of mid-size motors increased approximately ¥25,400 million, or 114.0%, to ¥47,673 million for this period compared to previous period. This increased was mainly due to the impact of new consolidated subsidiaries, Nidec Motors & Actuators and its group companies. Excluding the impact, the net sales of mid-size motors increased ¥6,700 million compared to previous period, mainly due to sales increase of motors for power steering and motors for home appliances, such as air conditioners. The sales of motors for power steering and motors for home appliances increased by approximately 70% and 27% compared to previous period, respectively.

Net sales of machinery decreased approximately ¥8,800 million, or 20.0%, to ¥34,969 million for this period compared to previous period, mainly due to sales decreases of liquid crystal substrate robots by Nidec Sankyo, semiconductor production equipment by Nidec Copal and high speed precision press machines by Nidec-Kyori for lower capital investments.

Net sales of electronic and optical components increased approximately ¥10,600 million, or 15.5%, to ¥79,107 million for this period compared to previous period, mainly due to sales increases by Nidec Copal and Nidec Copal Electronics. The net sales by Nidec Copal increased approximately ¥5,300 million, or 17.5%, mainly due to sales increases of shutters for digital cameras and mobile phones, and metal exterior parts. The net sales by Nidec Copal Electronics increased ¥4,400 million, mainly due to acquisition of Fujisoku Corporation in 2006.

Net sales of other products decreased approximately ¥200 million, or 1.0%, to ¥12,645 million for this period compared to previous period. This was mainly due to sales decrease of pivot assemblies.

Our operating income increased approximately ¥2,000 million, or 6.3%, to ¥34,076 million for the six months ended September 30, 2007 (“this period”) compared to the six months ended September 30, 200 6 (“previous period”). The core small precision motor business drove earnings growth, and operating income in this segment increased about ¥3,000 million compared to previous period, even after the losses at Brilliant Manufacturing Ltd. On the other hand, the operating income of machinery business decreased about ¥3,100 million compared to previous period, following the previous year’s exceptionally high earnings, which were partly attributable to the strong performance of LCD panel substrate handling-robots.

The detailed results for each business segment are below.

Operating income of small precision motors increased over ¥3,400 million, or 17.6%, to ¥22,950 million in this period compared to the previous period, mainly due to the expansion in production and sales of products such as spindle motors for HDDs, other brushless DC motors for optical disc drives and brushless DC fans, as well as the effects of cost reductions at Nidec Corporatin and its direct-line subsidiaries. The operating income ratio by them improved about 0.5 percentage points compared to the previous period. Other factors assisting the earnings growth were improved earnings for stepping motors at Nidec Sankyo and earnings at Japan Servo Co. Ltd., which was newly included in the scope of consolidation in this period. Meanwhile, losses for restructuring at Brilliant Manufacturing, which was newly consolidated, were a negative factor. The operating income ratio in the small precision motor business decreased by 0.6 percentage points compared to previous period. This arose particularly because, although there was a large growth in net sales from newly consolidated companies, Brilliant Manufacturing recorded an operating loss, and Japan Servo recorded a low operating income ratio when they did record a profit. The operating income ratio in the small precision motors business at Nidec Corporation and its direct-line subsidiaries made a contribution, improving by just over 1 percentage point in the second quarter compared to the first quarter.

Operating income of mid-size motors increased over ¥900 million, to ¥1,083 million in this period compared to previous period. With the burden of amortization for intangible fixed assets and restructuring losses at newly consolidated subsidiaries Nidec Motors & Actuators preventing it from getting into the black, there was progress in improving earnings of existing businesses, and income grew on a consolidated basis. Amidst a decline in sales in the second quarter compared to the first quarter, the business segment secured earnings roughly on a par with the first quarter, and the profit ratio headed in the direction of improvement, albeit only slightly.

Operating income of machinery decreased approximately ¥3,100 million, or 36.2%, to ¥5,521 million in this period compared to the previous period. During the previous period, business related to capital expenditures was extremely strong, and Nidec Sankyo’s LCD panel substrate handling-robot business was a driving force in earnings growth. However, production and shipments in the robot business stagnated during the half under review, and a general shadow appeared over the capital expenditure-related businesses, resulting in the decline in earnings described above. Although there was earnings growth in specific segments, such as Nidec-Shimpo, Nidec Tosok, and Nidec-Read, the contribution to revenue and earnings growth was mostly in the second rather than the first quarter.

Operating income of electronic and optical components increased approximately ¥1,600 million, or 36.7%, to ¥5,965 million in this period compared to the previous period. During this period, sales of optical components such as camera shutters and precision metal exterior parts at Nidec Copal expanded substantially. At the same tine, as a result of cost reductions, including an improvement of the yield ratio, its operating income ratio increased by about 2.5 percentage points compared to the previous period, contributing to earnings. Moreover, expanded production and sales of units for home appliances and an improvement in the balance between income and expenses through concentration on profitable optical pick-up units at Nidec Sankyo also made a major contribution to earnings growth.

Operating income of other products decreased approximately ¥900 million to ¥655 million for this period compared to previous period. The main reasons for the decline in income were the effect of the increase in steel material prices combined with declining sales and sales prices of pivot assemblies for HDDs, plus the effect of a deterioration in earnings due to declining sales prices and rising prices for steel and other materials for Nidec Tosok’s automobile components, despite a more than 6% increase in their sales.

Income before provision for income taxes decreased ¥1,155 million, or 3.5%, to ¥31,506 million for this period compared to previous period. The major factor in this decline despite the rise in operating income was the exchange rate: the approximate ¥700 million yen in exchange gains on foreign currency transactions recorded in the previous period reversed in this period under review to ¥1,700 million in exchange losses on foreign currency transactions, representing in effect a ¥2,400 million setback to income.

Net income decreased ¥419 million, or approximately 2.0%, to ¥20,357 million, mainly due to foreign exchange losses described above.

(Quarterly results)

Net sales increased approximately ¥18,400 million, or 10.7%, to ¥190,527 million for the three months ended September 30, 2007 (“this Q2”) compared to the three months ended June 30, 2007 (“this Q1”). Operating income increased approximately 3,900 million, or 25.6%, to ¥18,970 million for this Q2 compared to this Q1. Net sales of small precision motors increased approximately ¥17,600 million, or 20.6%, for this Q2 compared to this Q1, due to approximately ¥8,100 million, or 16.0%, of sales increase of spindle motors for HDD by Nidec Corporation and its direct-line subsidiaries, ¥4,200 million of sales increase of other small precision brushless DC motors and brushless DC fans by Nidec Corporation and its direct-line subsidiaries, and ¥5, 3 00 million of sales increase of other small precision brushless DC motors and brushless DC fans by other group companies. Net sales of machinery and, electronics and optical components increased slightly for this Q2 compared to this Q1. Net sales of mid-size motors decreased approximately ¥2,800 million for this Q2 compared to this Q1, mainly due to a demand decrease of mid-size motors for air conditioners for seasonal reason.

Operating income for this Q2 increased in all business segments compared to this Q1. The operating income ratio also improved across the board, apart from “other” businesses. In particular, the small precision motor business posted an increase in operating income of ¥2,700 million, or 26.7%, accounting for 70% of the overall income growth.

However, the exchange rate at the end of September had shown a substantial appreciation of the yen against the dollar - nearly 8 yen over the rate at the end of June (the end of the first quarter). ¥4,100 million in exchange losses on foreign currency transactions arose, and income before provision for income taxes stood at ¥14,675 million, which was a decline of about ¥2, 200 million compared to the first quarter. Consolidated net income also declined by about ¥1,900 million compared to the first quarter to ¥9,241 million.

(Non-consolidated results)

Regarding non-consolidated results of Nidec Corporation, our net sales increased approximately ¥6,700 million, or 7.6%, to ¥95,759 million for the six months ended September 30, 2007 (“this period”) compared to the same period ended September 30, 2006 (“previous period”). The net sales of Spindle motors for HDD, mid-size motors mainly for automobiles increased approximately ¥5,400 million and ¥1,700 million for this period compared to previous period, respectively. The net sales of brushless DC fans decreased slightly compared to previous period.

Operating income stood at ¥6,937 million, an increase of about ¥1,300 million, or about 23.3% year-on-year. However, recurring income was held to an increase of about ¥800 million to ¥13,568 million. This was because, although dividends from subsidiaries and others rose, the increase in losses due to the exchange losses on foreign currency transactions was greater under non-operating income and expenses. The company recorded such items as an approximate ¥ 900 million increase in gain from a reversal of allowance for doubtful accounts and a decrease in valuation losses on shares in subsidiaries of about ¥ 1,100 million under extraordinary gains and losses. Income before provision for income taxes was ¥14,773 million, up ¥2,900 million. Net income stood at ¥12,202 million, up by ¥3,686 million, or about 43.3%.

(Future Outlook for Business Results)

Net sales advanced to 50.4% of the full year forecast, while operating income recorded 45.4% of the forecast figure. Consequently, profit growth is still expected in the second half of the year. But the forecast of our consolidated results for the full year ending March 31, 2008 are unchanged from initial forecasts (April 25, 2007) as a following table. This was because that restructuring of recent acquired companies has almost completed, current demand for motors, primarily HDD spindle motors, is strong, and the market for products such as digital cameras and mobile telephones is also firm. Future growth in robot-related orders is also expected in capital expenditure-related businesses, although the outlook is somewhat murky.

(Forecast of consolidated results for the full year ending March 31, 2008)

Net sales	¥720,000 million	(Up 14.3% over the previous fiscal year)
Operating income	¥75,000 million	(Up 17.2% over the previous fiscal year)
Income before provision for income taxes	¥75,000 million	(Up 14.3% over the previous fiscal year)
Net income	¥45,000 million	(Up 12.7% over the previous fiscal year)

Notes: About Forecast of Business Results

1) Consolidated accounting figures were prepared based on US GAAP.

2) Exchange rate was set at 1 US$ = ¥115 for the fiscal year. Exchange rates of Asian currencies were also set in conjunction with this.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “seek”, “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of various factors, including, but not limited to, (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies or businesses with complementary technologies and product lines, including, for example, the motors and actuators business of Valeo S.A. (France), which we recently acquired, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

(2) Financial Position

Total assets as of September 30, 2007 increased approximately ¥22,400 million to ¥685,012 million compared to March 31, 2007. This was mainly due that account receivable-trade, inventories and, property, plant and equipment increased approximately ¥19,400 million, ¥6,000 million and ¥4,200 million, respectively, which more than offset a ¥9,400 million decrease in cash and cash equivalents, compared to March 31, 2007.

Regarding total liabilities, accounts payable- trade increased approximately ¥9,800 million but short-term borrowings, long-term debt and income tax payable decreased approximately ¥7,500 million, ¥400 million and ¥4,100 million compared to March 31, 2007, respectively.

Shareholders’ equity increased approximately ¥16,500 million to ¥321,524 million mainly due to a ¥15,800 million increase in retained earnings.  As a result, the shareholders’ equity ratio became 46.9%.

(Overview of Cash Flow)

The balance of cash and cash equivalents as of September 30, 2007 was ¥79,344 million, a decrease of ¥9,440 million from the balance as of March 31, 2007.

Cash flow provided by operating activities increased by ¥7,709 million to ¥37,339 million for the six months ended September 30, 2007 (“this period”) compared to the same period ended September 30, 2006 (“previous period”). This increase was mainly due to an increase of depreciation expenses of ¥4,928 million, a decrease of notes and accounts receivable, and a decrease of inventories, which offset a cash outflow of ¥3,549 million from minority interest in income of consolidated subsidiaries and, notes and accounts payable compared to the previous period.

Cash flow used in investing activities was ¥26,421 million, out of which payments for capital investment were approximately ¥19,722 million and investment in subsidiaries were approximately ¥8,212 million in this period. The capital investment decreased by ¥2,422 million compared to the previous period.

Cash flow used in financing activities was ¥19,797 million, resulting from a repayment of short-term borrowings of ¥13,864 million, repayment of long-term debt of ¥2,142 million and dividends paid of ¥3,618 million.

(3) Dividend Policy

Based on its view that “the company belongs to the shareholders,” Nidec secures business results that can generate high share prices, and works constantly to shape the future of the company with a vision for these changing times. This is the basic approach the company takes in its ceaseless effort to grow. Regarding the distribution of profits to shareholders, Nidec maintains stable dividends while endeavoring to increase the amount of dividends in line with consolidated net income, with a long term goal of 30% of consolidated net income. At present, the company is continuing to promote investment in business expansion, and there is also strong demand for funds for M&A. Therefore, Nidec has set a yardstick of about 15% of consolidated net income as funds for dividends. Moreover, the company utilizes internal reserves for further strengthening management structures and investment in business expansion as it works to increase earnings.

<Notification of an increase in dividends>

We decided the interim dividend was ¥25.0 per share, same as the forecast at the beginning of the fiscal year. The interim dividend was increased by ¥5.0 per share compared to the previous interim dividend.

(4) Risk factor

The risk factors that we are recognizing as of September 30, 2007 are as follows.

(1）Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

(2）We depend on the computer industry and digital consumer electronics industry for sales of our products, and our business may be adversely affected by a decline in the computer market and digital consumer electronics market.

(3）We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins.

(4）If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed.

(5）We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

(6）We may be unable to commercialize customized products that satisfy customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales.

(7）We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data.

(8）Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control.

(9）Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets.

(10）Our growth places strains on our managerial, operational and financial resources.

(11）We could be harmed by litigation involving patents and other intellectual property rights.

(12）Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations.

(13）We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

(14）We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations.

(15）We may become subject to more stringent environmental regulations in the future.

(16）We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business.

(17）For our business to continue effectively, we will need to attract and retain qualified personnel.

We have not revised nor changed any parts of the risk factors listed above which we had reported in our annual report to Chief of the Kanto Local Finance Bureau on June 25, 2007.

2. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 126 consolidated subsidiaries and 4 affiliates. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following segments: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales, and distribution networks as well as other services have been established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business segment	Production or Sales	Principal Companies
Spindle motors for HDDs	Production	Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec Subic Philippines Corporation, Nidec (Zhejiang) Corporation and Nidec Singapore Pte. Ltd.
Small precision DC motors	Production	Nidec (Dalian) Limited, Nidec (Dong Guan) Limited, Nidec Sankyo Corporation, Nidec Sankyo Singapore Pte. Ltd., Nidec Sankyo (H.K.) Co., Ltd. and Japan Servo Co., Ltd.
Small precision fans	Production	Nidec (Dalian) Limited, Nidec (Dong Guan) Limited, Nidec Vietnam Corporation and Japan Servo Co., Ltd.
Vibration motors	Production	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts and materials	Production

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec Subic Philippines Corporation,

Nidec (Zhejiang) Corporation,

Nidec Precision (Thailand) Co., Ltd.,

Nidec Precision Philippines Corporation,

P.T. Nidec Indonesia,

Brilliant Manufacturing Limited and

Brilliant Precision (Thailand) Co., Ltd.

Small precision motors	Sales

Nidec Corporation,

Nidec Singapore Pte. Ltd.,

Nidec (H.K.) Co., Ltd.,

Nidec Taiwan Corporation,

Nidec (Shanghai) International Trading Co., Ltd.,

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec (Dalian) Limited,

Nidec (Dong Guan) Limited,

Nidec Copal Corporation,

Nidec Copal Electronics Corporation,

Nidec Sankyo Corporation,

Nidec Sankyo Singapore Pte. Ltd.,

Nidec Sankyo (H.K.) Co., Ltd.,

Brilliant Manufacturing Limited,

Japan Servo Co., Ltd. and

Japan Servo Motors Singapore Pte. Ltd.

For office automation equipment and home electric appliances OA	Production	Nidec Shibaura Corporation, Nidec Power Motor Corporation, Nidec Shibaura (Zhejiang) Corporation, Nidec Shibaura Electronics (Thailand) Co., Ltd. and Nidec Power Motor (Zhejiang) Co., Ltd.
For automobiles	Production	Nidec Corporation, Nidec Automotive Motor (Zhejiang) Corporation, Nidec Motors & Actuators (Germany) and Nidec Motors & Actuators (Mexico)
Mid-size Motors	Sales

Nidec Corporation,

Nidec Electronics GmbH,

Nidec Shibaura Corporation,

Nidec Power Motor Corporation,

Nidec Shibaura (Zhejiang) Corporation,

Nidec Shibaura Electronics (Thailand) Co., Ltd.,

Nidec Power Motor (Zhejiang) Co., Ltd.,

Nidec Motors & Actuators (Germany) and

Nidec Motors & Actuators (Mexico)

Power transmission drives	Production	Nidec-Shimpo Corporation and Nidec-Shimpo (Zhejiang) Corporation
Factory automation related equipment FA	Production

Nidec Sankyo Corporation,

Nidec Copal Corporation,

Nidec-Shimpo Corporation,

Nidec Tosok Corporation,

Nidec-Kyori Corporation,

Nidec-Read Corporation,

Nidec Machinery Corporation,

Nidec-Shimpo (Zhejiang) Corporation and

Nidec System Engineering (Zhejiang) Corporation

Machinery	Sales	Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation and Nidec Sankyo (H.K.) Co., Ltd.

Electronic components	Production	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Copal (Zhejiang) Corporation and Fujisoku Corporation
Optical components	Production

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Nissin Corporation,

Nidec Copal Precision Parts Corporation,

Nidec Copal (Thailand) Co., Ltd.,

Nidec Copal (Zhejiang) Corporation and

Nidec Sankyo (Fuzhou) Corporation

Electronic and Optical components	Sales

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Copal Electronics Corporation,

Nidec Nissin Corporation,

Nidec Copal (Thailand) Co., Ltd.,

Nidec Copal (Zhejiang) Corporation,

Nidec Copal Hong Kong Co., Ltd.,

Copal Optical & Electronic Machinery (Shanghai) Co., Ltd. and

Fujisoku Corporation

Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd. and P.T. Nidec Indonesia
Musical Movements	Production and Sales	Nidec Sankyo Shoji Corporation
Automobile parts	Production	Nidec Tosok Corporaion and Nidec Tosok (Vietnam) Co., Ltd.
	Sales	Nidec Tosok Corporation
Services etc		Nidec Total Service Corporation and Nidec Logistics Corporation

Nidec prepared consolidated financial reporting conforming to U.S. GAAP from the fiscal year ended March 31, 2005. Scope of consolidation is also based on U.S. GAAP. Business segments comprises a total of 17 segments conforming to Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating Segments are the classifications, which the chief operating decision-maker utilizes for business decision-making and performance evaluation. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

The business segments are as follows. Nidec acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France (“NMA”) in December 2006, and acquired majority of the voting rights of Japan Servo Co., Ltd. (“JSRV”) in April 2007. As a result, NMA was identified as reportable operating segments from three months ended June 30, 2007 and JSRV was identified as reportable operating segments from six months ended September 30, 2007.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors, fans and mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies, and primarily sells DC motors and fans.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in the Philippines, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation., a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and electronic and optical components.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells electronic and optical components, and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.

The JSRV segment comprises Japan Servo Co.,Ltd., a subsidiary in Japan, which primarily produces and sells DC motors, fans and other small precision motors .

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsudiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NMA segment comprises Nidec Motors & Actuators (Germany) and other subsidiaries of Europe and the North America, which primarily produce and sell motors for automobiles.

The NNSN segment comprises Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

3. Management Policies

Our management policy was unchanged from Form 6-K released on April 25, 2007.

4. Consolidated Financial Statements and other Information

Consolidated Balance Sheets- Assets

	Yen in millions
	September 30, 2007		March 31, 2007		Increase or decrease	September 30, 2006
	Amount	%	Amount	%		Amount	%
Current assets:
Cash and cash equivalents	¥79,344		¥88,784		¥(9,440)	¥76,107
Trade notes receivable	18,580		17,318		1,262	18,415
Trade accounts receivable	166,463		147,014		19,449	137,094
Inventories:
Finished goods	31,096		26,960		4,136	26,481
Raw materials	18,717		17,324		1,393	15,729
Work in process	16,906		16,405		501	16,804
Project in progress	1,280		1,212		68	1,125
Supplies and other	2,346		2,407		(61)	3,191
Other current assets	19,534		21,238		(1,704)	16,077
Total	354,266	51.7	338,662	51.1	15,604	311,023	54.0

Investments and loan receivable:
Marketable securities and other securities investments	21,175		21,805		(630)	21,059
Investments in and advances to affiliates	2,190		2,194		(4)	2,842
Total	23,365	3.4	23,999	3.6	(634)	23,901	4.2

Property, plant and equipment:
Land	40,561		38,289		2,272	36,183
Buildings	112,701		103,325		9,376	90,491
Machinery and equipment	281,236		258,970		22,266	217,433
Construction in progress	11,385		13,717		(2,332)	14,389
Sub-total	445,883	65.1	414,301	62.5	31,582	358,496	62.3
Less - Accumulated depreciation	(234,474)	(34.2)	(207,059)	(31.2)	(27,415)	(173,024)	(30.1)
Total	211,409	30.9	207,242	31.3	4,167	185,472	32.2

Goodwill	71,573	10.4	67,780	10.2	3,793	45,568	7.9

Other non-current assets	24,399	3.6	24,940	3.8	(541)	9,744	1.7

Total assets	¥685,012	100.0%	¥662,623	100.0%	¥22,389	¥575,708	100.0%

Consolidated Balance Sheets- Liabilities and Shareholders’ Equity

	Yen in millions
	September 30, 2007		March 31, 2007		Increase or decrease	September 30, 2006
	Amount	%	Amount	%		Amount	%
Current liabilities:
Short-term borrowings	¥71,377		¥78,848		¥(7,471)	¥28,895
Current portion of long-term debt	3,159		3,216		(57)	2,859
Trade notes and accounts payable	127,446		117,665		9,781	115,854
Other current liabilities	32,440		35,640		(3,200)	28,994
Total	234,422	34.2	235,369	35.6	(947)	176,602	30.7

Long-term liabilities:
Long-term debt	31,134		31,560		(426)	31,177
Accrued pension and severance costs	15,305		13,013		2,292	9,448
Other long-term liabilities	12,371		11,212		1,159	9,934
Total	58,810	8.6	55,785	8.4	3,025	50,559	8.8

Total liabilities	293,232	42.8	291,154	44.0	2,078	227,161	39.5
Minority interest in consolidated subsidiaries	70,256	10.3	66,453	10.0	3,803	66,765	11.6

Shareholders’ equity:
Common stock	66,248	9.7	65,868	9.9	380	65,692	11.4
Additional paid-in capital	68,859	10.1	68,469	10.3	390	68,288	11.9
Retained earnings	176,232	25.7	160,480	24.2	15,752	144,218	25.0
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	6,979		6,874		105	502
Unrealized gains from securities	3,238		3,324		(86)	3,443
Minimum pension liability adjustment	-		-		-	(115)
Pension liability adjustments	243		263		(20)	-
Treasury stock, at cost	(275)	(0.0)	(262)	(0.0)	(13)	(246)	(0.0)
Total shareholders’ equity	321,524	46.9	305,016	46.0	16,508	281,782	48.9

Total liabilities and shareholders’ equity	¥685,012	100.0%	¥662,623	100.0%	¥22,389	¥575,708	100.0%

Consolidated Statements of Income

	Yen in millions
	For the six months ended September 30				Increase or		For the year ended
	2007		2006		decrease		March 31, 2007
Net sales	¥362,701	100.0%	¥299,837	100.0%	¥62,864	21.0%	¥629,667	100.0%
Cost of products sold	286,552	79.0	230,075	76.7	56,477	24.5	486,627	77.3
Selling, general and administrative expenses	26,945	7.4	22,028	7.4	4,917	22.3	46,276	7.3
Research and development expenses	15,128	4.2	15,688	5.2	(560)	(3.6)	32,755	5.2
Operating expenses	328,625	90.6	267,791	89.3	60,834	22.7	565,658	89.8
Operating income	34,076	9.4	32,046	10.7	2,030	6.3	64,009	10.2

Other income (expense):
Interest and dividend income	1,541		1,264		277		2,565
Interest expenses	(1,521)		(996)		(525)		(2,022)
Foreign exchange gain (loss), net	(1,742)		695		(2,437)		1,757
Gain (loss) from marketable securities, net	119		253		(134)		943
Other, net	(967)		(601)		(366)		(1,657)
Total	(2,570)	(0.7)	615	0.2	(3,185)	-	1,586	0.2
Income before provision for income taxes	31,506	8.7	32,661	10.9	(1,155)	(3.5)	65,595	10.4
Provision for income taxes	(8,223)	(2.3)	(7,107)	(2.4)	(1,116)	15.7	(17,460)	(2.8)
Income before minority interest and equity in earnings of affiliated companies	23,283	6.4	25,554	8.5	(2,271)	(8.9)	48,135	7.6
Minority interest in income (loss) of consolidated subsidiaries	2,901	0.8	4,785	1.6	(1,884)	(39.4)	8,130	1.3
Equity in net (income) loss of affiliated companies	25	0.0	(7)	(0.0)	32	-	73	0.0
Net income	¥20,357	5.6%	¥20,776	6.9%	¥(419)	(2.0)%	¥39,932	6.3%

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (loss)

	Yen in millions
For the six-month period ended September 30, 2007	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016
The cumulative effect by the FIN 48 application *				(987)			(987)
Comprehensive income:
Net income				20,357			20,357
Other comprehensive income (loss):
Foreign currency translation adjustments					105		105
Unrealized gain (loss) from securities, net of reclassification adjustment					(86)		(86)
Pension liability adjustment					(20)		(20)
Total comprehensive income							20,356
Dividends paid				(3,618)			(3,618)
Exercise of stock option	207,000	380	390				770
Purchase of treasury stock						(13)	(13)
Balance at September 30, 2007	144,987,492	¥66,248	¥68,859	¥176,232	¥10,460	¥(275)	¥321,524

Note*: Resulting from the adoption of FIN No.48 “Accounting for Uncertainty in Income Taxes” in this period, our retained earnings as of March 31, 2007 decreased by ¥987 million.

	Yen in millions
For the six-month period ended September 30, 2006	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				20,776			20,776
Other comprehensive income (loss):
Foreign currency translation adjustments					577		577
Unrealized gain (loss) from securities, net of reclassification adjustment					(420)		(420)
Minimum pension liability adjustment					-		-
Total comprehensive income							20,933
Dividends paid				(2,892)			(2,892)
Exercise of stock option	23,600	43	52				95
Issuance cost of new stock			(4)				(4)
Purchase of treasury stock						(9)	(9)
Balance at September 30, 2006	144,684,892	¥65,692	¥68,288	¥144,218	¥3,830	¥(246)	¥281,782

	Yen in millions
For the year ended March 31, 2007	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				39,932			39,932
Other comprehensive income (loss):
Foreign currency translation adjustments					6,949		6,949
Unrealized gain (loss) from securities, net of reclassification adjustment					(539)		(539)
Minimum pension liability adjustment					(25)		(25)
Total comprehensive income							46,317
Adjustment to initially apply SFAS No. 158, net of tax					403		403
Total							46,720
Dividends paid				(5,786)			(5,786)
Exercise of stock option	119 ,200	219	234				453
Issuance cost of new stock			(5)				(5)
Purchase of treasury stock						(25)	(25)
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016

Consolidated Statement of Cash Flows

	Yen in millions
	For the period ended September 30	For the period ended September 30	Increase or decrease	Year ended March 31
	2007	2006		2007
Cash flows from operating activities:
Net income	¥20,357	¥20,776	¥(419)	¥39,932
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,835	13,907	4,928	30,687
Gain from marketable securities, net	(119)	(253)	134	(943)
Loss on sales, disposal or impairment of fixed assets	786	306	480	1,737
Minority interest in income of consolidated subsidiaries	2,901	4,785	(1,884)	8,130
Equity in net income of affiliated companies	25	(7)	32	73
Foreign currency adjustments	314	(132)	446	368
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(10,206)	(11,263)	1,057	(10,414)
Increase (decrease) in inventories	(1,443)	(3,360)	1,917	1,805
Increase (decrease) in notes and accounts payable	4,757	6,422	(1,665)	(4,223)
Other	1,132	(1,551)	2,683	(2,429)
Net cash provided by operating activities	37,339	29,630	7,709	64,723
Cash flows from investing activities:
Additions to property, plant and equipment	(19,722)	(22,144)	2,422	(39,144)
Proceeds from sales of property, plant and equipment	131	565	(434)	1,089
Purchases of marketable securities	(5)	(1)	(4)	(4)
Proceeds from sales of marketable securities	2,030	378	1,652	1,071
Proceeds from sales of investments in affiliated companies	-	774	(774)	774
Acquisitions of consolidated subsidiaries, net of cash acquired	(2,618)	-	(2,618)	(25,322)
Payments for additional investments in subsidiaries	(5,594)	(2,327)	(3,267)	(16,588)
Proceeds from sale of investment in subsidiaries	-	-	-	135
Other	(643)	(1,404)	761	(946)
Net cash used in investing activities	(26,421)	(24,159)	(2,262)	(78,935)
Cash flows from financing activities:
Decrease (increase) in short-term borrowings	(13,864)	(14,629)	765	22,649
Repayments of long-term debt	(2,142)	(3,431)	1,289	(6,696)
Proceeds from issuance of new shares	761	87	674	438
Dividends paid	(3,618)	(2,892)	(726)	(5,786)
Other	(934)	(832)	(102)	(1,662)
Net cash (used in) provided by financing activities	(19,797)	(21,697)	1,900	8,943

Effect of exchange rate changes on cash and cash equivalents	(561)	254	(815)	1,974
Net decrease in cash and cash equivalents	(9,440)	(15,972)	6,532	(3,295)
Cash and cash equivalents at beginning of period	88,784	92,079	(3,295)	92,079
Cash and cash equivalents at end of period	¥79,344	¥76,107	¥3,237	¥88,784

Scope of Consolidation and Application of the Equity Method

1. Scope of consolidation

As of
September 30, 2007
Number of consolidated subsidiaries	126

2. Application of equity method

As of
September 30, 2007
Number of affiliates accounted for by the equity method	4

3. Change in the scope of consolidation from March 31, 2007

Increase of consolidated subsidiaries	9
Decrease of consolidated subsidiaries	-

4. Change in the application of equity method from March 31, 2007

Increase of affiliates accounted for by the equity method	-
Decrease of affiliates accounted for by the equity method	-

Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their accounts and records in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles of the United States (“U.S. GAAP”).

1) Property, plant and equipment

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method by Nidec Corporation, its Japanese subsidiaries and its Thai manufacturing subsidiary, which mainly produce high-end spindle motors for hard disk drives.

（Additional information）

For Nidec Corporation and its subsidiaries located in Japan, Nidec changed its calculation method for salvage value of machineries and equipments, from 5% of acquisition costs of the assets to memorandum prices. NIDEC assess that the assets, it currently owns, are worth less than 5% of the acquisitio cost at the point of disposed. The change to the calculation method did not have any material impact on our operating results for the six months ended September 30, 2007.

2) Income tax

In June 2006, FASB issued FIN No. 48 (“Accounting for Uncertainty in Income Taxes－an interpretation of FASB Statements No. 109”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

We have not changed significant accounting policies reported in our annual report to Chief of the Kanto Local Finance Bureau on June 25, 2007 except the tangible fixed assets and income tax.

Change of Important Items Regarding the Basis of Preparation of Consolidated Financial Statements

In June 2006, FASB issued FIN No. 48 (“Accounting for Uncertainty in Income Taxes－an interpretation of FASB Statements No. 109”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Resulting from the adoption of FIN No.48 “Accounting for Uncertainty in Income Taxes” in this period, our retained earnings as of March 31, 2007 decreased by ¥987 million.

Segment Information

Operating Segment Information

			Yen in millions
	Six months ended September 30, 2007		Six months ended September 30, 2006		Increase or decrease
Net sales:
Nidec Corporation	¥95,759	15.6%	¥89,035	17.1%	¥6,724	7.6%
Nidec Electronics (Thailand) Co., Ltd.	58,513	9.6	40,232	7.7	18,281	45.4
Nidec (Zhejiang) Corporation	12,135	2.0	9,893	1.9	2,242	22.7
Nidec (Dalian) Limited	26,240	4.3	26,283	5.1	(43)	(0.2)
Nidec Singapore Pte. Ltd.	21,976	3.6	27,350	5.3	(5,374)	(19.6)
Nidec (H.K.) Co., Ltd.	21,000	3.4	17,936	3.4	3,064	17.1
Nidec Philippines Corporation	24,685	4.0	22,599	4.3	2,086	9.2
Nidec Sankyo Corporation	34,704	5.7	41,936	8.1	(7,232)	(17.2)
Nidec Copal Corporation	34,835	5.7	34,837	6.7	(2)	(0.0)
Nidec Tosok Corporation	12,281	2.0	11,087	2.1	1,194	10.8
Nidec Copal Electronics Corporation	12,163	2.0	11,759	2.3	404	3.4
Japan Servo Co., Ltd.	13,887	2.3	-	-	13,887	-
Nidec Shibaura Corporation	10,461	1.7	8,804	1.7	1,657	18.8
Nidec-Shimpo Corporation	6,721	1.1	6,454	1.2	267	4.1
Nidec Motors & Actuators	18,734	3.1	-	-	18,734	-
Nidec Nissin Corporation	5,613	0.9	5,617	1.1	(4)	(0.1)
All others	202,872	33.0	166,103	32.0	36,769	22.1
Sub-total	612,579	100.0	519,925	100.0	92,654	17.8
Adjustments and eliminations	(249,878)	-	(220,088)	-	(29,790)	-
Consolidated total	¥362,701	-	¥299,837	-	¥62,864	21.0%

			Yen in millions
	Six months ended September 30, 2007		Six months ended September 30, 2006		Increase or decrease
Operating income:
Nidec Corporation	¥6,937	19.5%	¥5,627	17.5%	¥1,310	23.3%
Nidec Electronics (Thailand) Co., Ltd.	4,926	13.8	5,291	16.4	(365)	(6.9)
Nidec (Zhejiang) Corporation	725	2.0	32	0.1	693	-
Nidec (Dalian) Limited	2,661	7.5	2,132	6.6	529	24.8
Nidec Singapore Pte. Ltd.	627	1.8	821	2.5	(194)	(23.6)
Nidec (H.K.) Co., Ltd.	271	0.8	185	0.6	86	46.5
Nidec Philippines Corporation	2,376	6.7	1,634	5.1	742	45.4
Nidec Sankyo Corporation.	2,114	5.9	4,796	14.9	(2,682)	(55.9)
Nidec Copal Corporation	1,608	4.5	1,643	5.1	(35)	(2.1)
Nidec Tosok Corporation	710	2.0	760	2.4	(50)	(6.6)
Nidec Copal Electronics Corporation	1,466	4.1	1,576	4.9	(110)	(7.0)
Japan Servo Co., Ltd.	266	0.7	-	-	266	-
Nidec Shibaura Corporation	(4)	(0.0)	33	0.1	(37)	-
Nidec-Shimpo Corporation	578	1.6	579	1.8	(1)	(0.2)
Nidec Motors & Actuators	132	0.4	-	-	132	-
Nidec Nissin Corporation	245	0.7	252	0.8	(7)	(2.8)
All others	9,980	28.0	6,869	21.2	3,111	45.3
Sub-total	35,618	100.0	32,230	100.0	3,388	10.5
Adjustments and eliminations	(1,542)	-	(184)	-	(1,358)	-
Consolidated total	¥34,076	-	¥32,046	-	¥2,030	6.3%

Notes: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

3. Nidec acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France (“NMA”) in December 2006, and acquired majority of the voting rights of Japan Servo Co., Ltd. (“JSRV”) in April 2007. As a result, NMA was identified as reportable operating segments from three months ended June 30, 2007 and JSRV was identified as reportable operating segments from six months ended September 30, 2007.

Marketable Securities and Other Securities Investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	September 30, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥6,476	¥12,952	¥149	¥19,279
Debt securities	-	-	-	-
Held-to-maturity	100	-	-	100
Total	¥6,576	¥12,952	¥149	¥19,379

Securities not practicable to fair value
Equity securities	¥ 1,796

	Yen in millions
	September 30, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥6,530	¥12,647	¥71	¥19,106
Debt securities	-	-	-	-
Total	¥6,530	¥12,647	¥71	¥19,106

Securities not practicable to fair value
Equity securities	¥1,953

	Yen in millions
	March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,361	¥12,794	¥37	¥20,118
Debt securities	-	-	-	-
Total	¥7,361	¥12,794	¥37	¥20,118

Securities not practicable to fair value
Equity securities	¥1,687

BUSINESS COMBINATIONS

For the six months ended September 30, 2007

The corporate name of which Nidec acquired the entity:

Japan Servo Co., Ltd. (“JSRV”)

The business of JSRV:

Productions and sales of small precision motors and the motor applied products

The purpose of the acquisition:

We intended to achieve an optimal blend of the technological expertise and production scale that the two companies have developed to date, particularly in the field of small precision motors.

The acquisition date:

April 27, 2007

Legal form of the business combination:

Stock acquisition by cash payment

The voting share which Nidec acquired:

As of April 27, 2007: 51.7%

As of September 30, 2007: 59.8%

The purchase price, the purchase shares and goodwill:

As of April 27, 2007:

The purchase price for the acquisition: ¥4,809 million (The direct cost ¥4,733 million, Indirect cost ¥76 million)

The shares which Nidec acquired: 18,204,466 shares.*

Goodwill: ¥333 million.

As of September 30, 2007:

The purchase price for the acquisition: ¥6,329 million (The direct cost ¥6,253 million, Indirect cost ¥76 million)

The shares which Nidec acquired: 21,061,466 shares.*

Goodwill: ¥1,135 million.

Note*: The shares were included 1,466 shares, what Nidec hold before the tender offer, respectively. The acquisition cost of the 1,466 shares was ¥0 million.

We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No.142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize impairment.

Earnings per Share

The Earnings per share information are as follows:

For the six months ended September 30, 2007

	Yen in millions	Thousands of shares	Yen
	Net Income	Weighted- average shares	Net income Per share
Basic net income per share Net income available to common shareholders	¥20,357	144,888	¥140.50
Effective of dilutive securities Stock option	-	4,073
Diluted net income per share Net income for computation	¥20,357	148,961	¥136.66

For the six months ended September 30, 2006

	Yen in millions	Thousands of shares	Yen
	Net Income	Weighted- average shares	Net income Per share
Basic net income per share Net income available to common shareholders	¥20,776	144,632	¥143.65
Effective of dilutive securities Stock option	-	4,212
Diluted net income per share Net income for computation	¥20,776	148,844	¥139.59

For the year ended March 31, 2007

	Yen in millions	Thousands of shares	Yen
	Net Income	Weighted- average shares	Net income Per share
Basic net income per share Net income available to common shareholders	¥39,932	144,665	¥276.03
Effective of dilutive securities Stock option	-	4,196
Diluted net income per share Net income for computation	¥39,932	148,861	¥268.25

Subsequent Events

Not applicable

SUPPORT DOCUMENTATION 1 (Six months ended September 30, 2007)

(1) Quarterly consolidated statements of income

	Yen in millions
	From July 1 to September 30				Increase or
	2007		2006		Decrease
Net sales	¥190,527	100.0%	¥154,018	100.0%	¥36,509	23.7%
Cost of products sold	149,783	78.6	118,119	76.7	31,664	26.8
Selling, general and administrative expenses	14,234	7.5	10,812	7.0	3,422	31.7
Research and development expenses	7,540	3.9	8,075	5.2	(535)	(6.6)
Operating expenses	171,557	90.0	137,006	88.9	34,551	25.2
Operating income	18,970	10.0	17,012	11.1	1,958	11.5

Other income (expense):
Interest and dividend income	744		702		42
Interest expenses	(815)		(510)		(305)
Foreign exchange gain (loss), net	(4,112)		1,639		(5,751)
Gain (loss) from marketable securities, net	92		45		47
Other, net	(204)		(255)		51
Total	(4,295)	(2.3)	1,621	1.1	(5,916)	-
Income before provision for income taxes	14,675	7.7	18,633	12.2	(3,958)	(21.2)
Provision for income taxes	(3,796)	(2.0)	(3,979)	(2.6)	183	(4.6)
Income before minority interest and equity in earnings of affiliated companies	10,879	5.7	14,654	9.6	(3,775)	(25.8)
Minority interest in income (loss) of consolidated subsidiaries	1,638	0.8	2,732	1.8	(1,094)	(40.0)
Equity in net income (loss) of affiliated companies	(0)	(0.0)	(5)	(0.0)	5	-
Net income	¥9,241	4.9%	¥11,927	7.8%	¥(2,686)	(22.5)%

	Yen in millions
	For the three months ended
	June 30, 2007		September 30, 2007
Net sales	¥172,174	100.0%	¥190,527	100.0%
Operating income	15,106	8.8	18,970	10.0
Income before provision for income taxes	16,831	9.8	14,675	7.7
Net income	¥11,116	6.5%	¥9,241	4.9%

(2) Business Segment Information

	Yen in millions
	Six months ended September 30, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥188,307	¥47,673	¥34,969	¥79,107	¥12,645	¥362,701	¥(-)	¥362,701
Intersegment	677	120	4,562	248	2,148	7,755	(7,755)	-
Total	188,984	47,793	39,531	79,355	14,793	370,456	(7,755)	362,701
Operating expenses	166,034	46,710	34,010	73,390	14,138	334,282	(5,657)	328,625
Operating income	¥22,950	¥1,083	¥5,521	¥5,965	¥655	¥36,174	¥(2,098)	¥34,076

	Yen in millions
	Six months ended September 30, 2006
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥152,501	¥22,285	¥43,730	¥68,514	¥12,807	¥299,837	¥(-)	¥299,837
Intersegment	82	81	5,858	234	2,153	8,408	(8,408)	-
Total	152,583	22,366	49,588	68,748	14,960	308,245	(8,408)	299,837
Operating expenses	133,075	22,214	40,933	64,385	13,429	274,036	(6,245)	267,791
Operating income	¥19,508	¥152	¥8,655	¥4,363	¥1,531	¥34,209	¥(2,163)	¥32,046

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: Power transmission drives, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(3) Sales by Geographic Segment

			Yen in millions
	Six months ended September 30, 2007		Six months ended September 30, 2006		Increase or decrease
Japan	¥185,327	51.1%	¥167,080	55.7%	¥18,247	10.9%
America	10,603	2.9	3,879	1.3	6,724	173.3
Singapore	27,220	7.5	32,424	10.8	(5,204)	(16.0)
Thailand	50,571	13.9	35,246	11.8	15,325	43.5
Philippines	6,489	1.8	6,072	2.0	417	6.9
China	22,102	6.1	17,141	5.7	4,961	28.9
Other	60,389	16.7	37,995	12.7	22,394	58.9
Total	¥362,701	100.0%	¥299,837	100.0%	¥62,864	21.0%

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(4) Sales by Region

			Yen in millions
	Six months ended September 30, 2007		Six months ended September 30, 2006		Increase or decrease
North America	¥16,981	4.7%	¥9,043	3.0%	¥7,938	87.8%
Asia	213,507	58.8	187,551	62.6	25,956	13.8
Other	27,191	7.5	10,550	3.5	16,641	157.7
Overseas sales total	257,679	71.0	207,144	69.1	50,535	24.4
Japan	105,022	29.0	92,693	30.9	12,329	13.3
Consolidated total	¥362,701	100.0%	¥299,837	100.0%	¥62,864	21.0%

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets	Yen in millions
	September 30		September 30		March 31		Increase or decrease
	2007		2006		2007
	Amount	%	Amount	%	Amount	%
Current assets:
Cash on hand and bank deposits	¥11,498		¥13,309		¥12,567
Notes receivable	709		1,136		868
Accounts receivable	46,470		46,123		46,388
Inventories	6,783		7,434		5,492
Deferred income taxes	1,587		1,755		2,115
Short-term loans to affiliates	55,291		45,255		51,831
Other receivables	6,155		6,115		6,914
Other current assets	666		612		617
Allowance for doubtful accounts	(742)		(998)		(1,581)
Total current assets	128,417	34.7	120,741	39.3	125,211	35.0	3,206
Fixed assets:
Tangible assets	21,859	5.9	22,251	7.3	22,055	6.2	(196)
Buildings	9,291		9,492		9,519
Machinery and equipment	1,005		1,059		1,050
Land	9,484		9,484		9,484
Other	2,079		2,216		2,002
Intangible assets	145	0.0	111	0.0	145	0.0	0
Investments and other assets:	219,800	59.4	163,888	53.4	210,374	58.8	9,426
Investment securities	5,381		6,342		5,833
Investment securities of affiliates	180,976		140,595		171,754
Investment in affiliates	29,159		13,098		27,953
Deferred income taxes	1,447		603		1,823
Other (investments)	3,343		3,798		3,537
Allowance for doubtful accounts	(506)		(548)		(526)
Total fixed assets	241,804	65.3	186,250	60.7	232,574	65.0	9,230
Total assets	¥370,221	100.0	¥306,991	100.0	¥357,785	100.0	¥12,436

Liabilities and Net Assets
	Yen in millions
	September 30		September 30		March 31		Increase or decrease
	2007		2006		2007
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes payable	¥142		¥115		¥73
Accounts payable	31,511		30,560		28,938
Short-term borrowings	66,682		22,165		67,671
Accrued bonuses to employees	1,469		1,363		1,375
Accrued bonuses to directors and auditors	-		90		180
Other	23,208		17,314		20,873
Total current liabilities	123,012	33.2	71,607	23.3	119,110	33.3	3,902
Non-current liabilities:
Corporate bonds	27,170		27,331		27,251
Long-term debt	-		300		-
Accrued severance and benefit costs	1,233		1,227		1,263
Others	790		1,460		1,156
Total fixed liabilities	29,193	7.9	30,318	9.9	29,670	8.3	(477)
Total liabilities	152,205	41.1	101,925	33.2	148,780	41.6	3,425
Shareholders’ equity:
Common stock	66,248	17.9	65,692	21.4	65,868	18.4	380
Additional paid-in capital	70,469	19.0	69,913	22.8	70,089	19.6	380
Capital reserve	70,469		69,913		70,089
Retained earnings	81,004	21.9	68,659	22.4	72,420	20.3	8,584
Legal reserve	721		721		721
General reserve	63,650		56,150		56,150
Earned surplus carried forward	16,633		11,788		15,549
Treasury stock	(275)	(0.1)	(246)	(0.1)	(262)	(0.1)	(13)
Total shareholders’ equity	217,446	58.7	204,018	66.5	208,115	58.2	9,331
Valuation and translation adjustments:
Net unrealized loss on securities	1,209	0.3	1,687	0.5	1,529	0.4	(320)
Land revaluation reserve	(639)	(0.1)	(639)	(0.2)	(639)	(0.2)	0
Total valuation and translation adjustments	570	0.2	1,048	0.3	890	0.2	(320)
Total net assets	218,016	58.9	205,066	66.8	209,005	58.4	9,011
Total liabilities and net assets	¥370,221	100.0	¥306,991	100.0	¥357,785	100.0	¥12,436

2) Non-Consolidated Statement of Income

	Yen in millions
	Six months ended September 30				Increase or decrease	%	For the year ended March 31, 2007
	2007		2006
	Amount	%	Amount	%			Amount	%
Net sales	¥95,759	100.0	¥89,035	100.0	¥6,724	7.6	¥180,596	100.0
Cost of sales	81,012	84.6	75,976	85.3	5,036	6.6	153,973	85.3
Gross profit	14,747	15.4	13,059	14.7	1,688	12.9	26,623	14.7
Selling, general and administrative expenses	7,810	8.2	7,432	8.4	378	5.1	15,382	8.5
Operating income	6,937	7.2	5,627	6.3	1,310	23.3	11,241	6.2
Other income	9,044	9.5	7,993	9.0	1,051	13.1	16,304	9.1
Interest income	1,282		864		418		1,873
Dividend income	7,315		6,248		1,067		12,337
Foreign currency transaction gain	-		390		(390)		1,062
Other	447		491		(44)		1,032
Other expenses	2,413	2.5	832	0.9	1,581	190.0	2,339	1.3
Interest expenses	1,034		433		601		1,025
Foreign currency transaction loss	1,135		-		1,135		-
Sales discount	98		247		(149)		356
Provision for doubtful accounts	-		47		(47)		698
Other	146		105		41		260
Recurring profit	13,568	14.2	12,788	14.4	780	6.1	25,206	14.0
Extraordinary gains	1,354	1.4	253	0.3	1,101	435.2	593	0.3
Gain from sale of fixed assets	2		3		(1)		4
Gain from sale of marketable securities	-		250		(250)		589
Gain from sale of investments in subsidiaries	493		-		493		-
Gain from reversal of allowance for doubtful accounts	859		-		859		-
Extraordinary losses	149	0.2	1,175	1.4	(1,026)	(87.3)	2,467	1.4
Loss on disposal of property, plant and equipment	16		17		(1)		54
Loss on write-down of investment securities	11		3		8		3
Loss on sale of investments in subsidiaries	120		-		120		-
Loss on write-down of investments in subsidiaries	-		1,118		(1,118)		1,118
Loss on support of affiliates	-		-		-		947
Penalty tax (Previous years)	-		-		-		308
Loss on impairment	2		37		(35)		37
Income before income taxes	14,773	15.4	11,866	13.3	2,907	24.5	23,332	12.9
Income taxes (Current)	1,443	1.5	2,585	2.9	(1,142)		5,996	3.3
Income taxes (Previous years)	-	-	-	-	-		2,850	1.6
Income taxes (Deferred)	1,128	1.2	765	0.8	363		(684)	(0.4)
Net income	¥12,202	12.7	¥8,516	9.6	¥3,686	43.3	¥15,170	8.4

3) Statements of Shareholders' Equity

For the six-month period ended September 30, 2007

	Yen in millions
	Shareholders' Equity
	Common stock	Additional paid-in capital	Retained earnings			Treasury stock	Total Shareholders' Equity
		Capital reserve	Legal reserve	Other retained earning
				Reserve for general purpose	Earned surplus carried forward
Balance at March 31, 2007	¥65,868	¥70,089	¥721	¥56,150	¥15,549	¥(262)	¥208,115

Issuance of new shares	380	380					760
Cash dividends					(3,618)		(3,618)
Savings of reserve for general purpose				7,500	(7,500)		-
Net income					12,202		12,202
Purchase of treasury stocks						(13)	(13)
Net increase / decrease during the term under review except in Shareholders' Equity							-
Total increase / decrease during the term under review	380	380	-	7,500	1,084	(13)	9,331
Balance at September 30, 2007	¥66,248	¥70,469	¥721	¥63,650	¥16,633	¥(275)	¥217,446

	Yen in millions
	Valuation and Translation Adjustments
	Net unrealized loss on securities	Land revaluation reserve	Total Net Asset
Balance at March 31, 2007	¥1,529	¥(639)	¥209,005

Issuance of new shares			760
Cash dividends			(3,618)
Savings of reserve for general purpose (Note)			-
Net income			12,202
Purchase of treasury stocks			(13)
Net increase / decrease during the term under review except in Shareholders' Equity	(320)		(320)
Total increase / decrease during the term under review	(320)	-	9,011
Balance at September 30, 2007	¥1,209	¥(639)	¥218,016

For the six-month period ended September 30, 2006

	Yen in millions
	Shareholders' Equity
	Common stock	Additional paid-in capital	Retained earnings			Treasury stock	Total Shareholders' Equity
		Capital reserve	Legal reserve	Other retained earning
				Reserve for general purpose	Earned surplus carried forward
Balance at March 31, 2006	¥65,649	¥69,870	¥721	¥41,650	¥20,804	¥(237)	¥198,457

Issuance of new shares	43	43					86
Cash dividends (Note)					(2,892)		(2,892)
Officers bonuses (Note)					(180)		(180)
Savings of reserve for general purpose (Note)				14,500	(14,500)		-
Net income					8,516		8,516
Purchase of treasury stocks						(9)	(9)
Net increase / decrease during the term under review except in Shareholders' Equity					40		40
Total increase / decrease during the term under review	43	43	-	14,500	(9,016)	(9)	5,561
Balance at September 30, 2006	¥65,692	¥69,913	¥721	¥56,150	¥11,788	¥(246)	¥204,018

	Yen in millions
	Valuation and Translation Adjustments
	Net unrealized loss on securities	Land revaluation reserve	Total Net Asset
Balance at March 31, 2006	¥2,369	¥(599)	¥200,227

Issuance of new shares			86
Cash dividends (Note)			(2,892)
Officers bonuses (Note)			(180)
Savings of reserve for general purpose (Note)			-
Net income			8,516
Purchase of treasury stocks			(9)
Net increase / decrease during the term under review except in Shareholders' Equity	(682)	(40)	(682)
Total increase / decrease during the term under review	(682)	(40)	4,839
Balance at September 30, 2006	¥1,687	¥(639)	¥205,066

Note:

Appropriation Retained Earnings under the resolutions at the annual general meeting of shareholders on June, 2006.

For the year ended March 31, 2007

	Yen in millions
	Shareholders' Equity
	Common stock	Additional paid-in capital	Retained earnings			Treasury stock	Total Shareholders' Equity
		Capital reserve	Legal reserve	Other retained earning
				Reserve for general purpose	Earned surplus carried forward
Balance at March 31, 2006	¥65,649	¥69,870	¥721	¥41,650	¥20,804	¥(237)	¥198,457

Issuance of new shares	219	219					438
Cash dividends (Note)					(2,892)		(2,892)
Cash dividends					(2,893)		(2,893)
Officers bonuses (Note)					(180)		(180)
Savings of reserve for general purpose (Note)				14,500	(14,500)		-
Net income					15,170		15,170
Purchase of treasury stocks						(25)	(25)
Net increase / decrease during the term under review except in Shareholders' Equity					40		40
Total increase / decrease during the term under review	219	219	-	14,500	(5,255)	(25)	9,658
Balance at March 31, 2007	¥65,868	¥70,089	¥721	¥56,150	¥15,549	¥(262)	¥208,115

	Yen in millions
	Valuation and Translation Adjustments
	Net unrealized loss on securities	Land revaluation reserve	Total Net Asset
Balance at March 31, 2006	¥2,369	¥(599)	¥200,227

Issuance of new shares			438
Cash dividends (Note)			(2,892)
Cash dividends			(2,893)
Officers bonuses (Note)			(180)
Savings of reserve for general purpose (Note)			-
Net income			15,170
Purchase of treasury stocks			(25)
Net increase / decrease during the term under review except in Shareholders' Equity	(840)	(40)	(840)
Total increase / decrease during the term under review	(840)	(40)	8,778
Balance at March 31, 2007	¥1,529	¥(639)	¥209,005

Note:

Appropriation Retained Earnings under the resolutions at the annual general meeting of shareholders on June, 2006.

4) Important Items Regarding the Basis of Preparation of Financial Statements

1. Valuation method of assets

(1) Securities:

Investments in subsidiaries and affiliates:	Valuation at cost, with cost determined by the moving average method
Other securities with fair value:

Stated at fair value based on market price at end of the period

(Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:	Stated at cost determined using the moving average method

(2) Derivatives: Stated at fair value

(3) Valuation method of inventories:

Finished goods, materials, work in progress:	Stated at the lower of cost or market with cost determined using the moving average method
Supplies:	Stated at the last purchase price method

2. Method of depreciation of fixed assets

(1) Tangible fixed assets: Declining-balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

(Change in accounting policy)

Due to the amendment of Japanese Corporate Tax Law in 2007, the Company changed its method of depreciation of tangible fixed assets on or after April 1, 2007 to the method at rate prescribed in the amended corporate tax law.

The changes in accounting for depreciation did not have a material impact on the statements of income.

(Additional information)

Tangible fixed assets purchased on or before to March 31, 2007 are depreciated in five years from one fiscal year after the assets are depreciated to their depreciation limits.

The changes in accounting for depreciation did not have a material impact on the statements of income.

(2) Intangible fixed assets: Straight-line method

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts:

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees:

Nidec provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits:

Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

4. Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2006, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges :

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

a) Method of hedge: Forward exchange contracts

b) Object of hedge: Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec has a comprehensive and flexible stance towards hedging.

(4) With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

(1) Accounting for consumption taxes: Computed by the net of tax method

(2) Application of consolidated taxation system

Nidec has adopted consolidated taxation system.

Additional information

(Accrued bonuses to directors and auditors)

As a result of adoption of the annual salary system, accrued bonuses for the Company's directors and auditors have not been reported in this financial statements for the six months ended September 30, 2007.

Change of representation of accounts in the non-consolidated financial statement

(Non-Consolidated Balance Sheets)

“Investment in affiliates” which had been included in “Other (investments)” until the previous interim period, are independently stated as of the current year as it has exceeded 5/100 of the amount of “Total assets” for the current year. The amount at the end of the previous interim period was ¥13,098 million.

Notes to the Non-Consolidated Balance Sheets

1. Matured notes on the last day of fiscal (interim) year

As of September 30, 2007

As the financial institutions were not operated on September 30, 2007 that was the regular weekend day off, ¥67 million of matured notes receivable were not settled and included in notes receivables on the balance sheet.

As of September 30, 2006

As the financial institutions were not operated on September 30, 2006 that was the regular weekend day off, ¥94 million of matured notes receivable were not settled and included in notes receivables on the balance sheet.

As of March 31, 2007

As the financial institutions were not operated on March 31, 2007 that was the regular weekend day off, ¥74 million of matured notes receivable were not settled and included in notes receivables on the balance sheet.

2. Accumulated depreciation of tangible assets

	Yen in millions
	As of September 30, 2007	As of September 30, 2006	As of March 31, 2007
Accumulated depreciation of tangible assets	¥14,614	¥13,599	¥14,033

3. Handling of consumption tax

As of September 30, 2007

After offsetting, temporary payment and receipt of consumption taxes are included in “Other receivables” in current assets.

As of September 30, 2006

After offsetting, temporary payment and receipt of consumption taxes are included in “Other receivables” in current assets.

As of March 31, 2007

Not applicable.

Note to Non-Consolidated Statements of Income

1. Depreciation and amortization

	Yen in millions
	For the six months ended September 30, 2007	For the six months ended September 30, 2006	For the year ended March 31, 2007
Tangible assets	¥659	¥687	¥1,423
Intangible assets	23	22	43

2. Loss on impairment

For the six months ended September 30, 2007

No notes are stated on this interim period on ground that the amount of impairment loss is merely of a minute importance.

For the six months ended September 30, 2006

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which are unforeseeable to use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥37million of extraordinary losses). The details are following.

Assets	Address	Loss of impairment
Land	Kyotango, Kyoto	¥37 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets.

For the year ended March 31, 2007

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which are unforeseeable to use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥37million of extraordinary losses). The details are following.

Assets	Address	Loss of impairment
Land	Kyotango, Kyoto	¥37 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets.

Note to Non-Consolidated Statement of Shareholders’ Equity

For the six months ended September 30, 2007

1. Type and number of issued and outstanding

	(Unit: shares)
	Number of shares as of March 31, 2007	Increase during the period	Decrease during the period	Number of shares as of September 30, 2007
Common stock	144,780,492	207,000	-	144,987,492

Note: Increase in the number of 207,000 shares of common stock was due to execution of stock option.

2. Type and number of treasury stock

	(Unit: shares)
	Number of shares as of March 31, 2007	Increase during the period	Decrease during the period	Number of shares as of September 30, 2007
Common stock	44,966	1,827	-	46,793

Note: Increase in the number of 1,827 shares of common stocks held in treasury was due to repurchase of stock less than one unit.

3. New share and treasury stock acquisition rights

Breakdown of new share acquisition rights	Purpose of new share acquisition rights and stock category	New share acquisition rights by purpose (Number of shares)				Value as of September 30, 2007 (Yen in millions)
		March 31, 2007	Increase during the period	Decrease during the period	September 30, 2007
Stock option	Common stock	232,000	-	232,000	-	-
The yen denominated convertible bonds with stock acquisition rights due 2008	Common stock	4,022,040	-	-	4,022,040	27,000

Note: Decrease in the number of 232,000 shares of stock option was due to execution and lapse of the rights.

4. Dividends

(1) Cash dividends paid

Date of resolution	Type of shares	Amount of dividend payment	Dividend per share	Record date	Effective date
Board of Directors Meeting on May 26, 2007	Common stock	¥3,618 million	¥25.00	March 31, 2007	June 8, 2007

(2) For dividends made for interim period under review but for which dividend rights dates are after end of interim period.

Date of resolution	Type of shares	Amount of dividend payment	Source of dividends	Dividend per share	Record date	Effective date
Board of Directors Meeting on October 26, 2007	Common stock	¥3,624 million	Retained earnings	¥25.00	September 30, 2007	December 7, 2007

For the six months ended September 30, 2006

1. Type and number of issued and outstanding

	(Unit: shares)
	Number of shares as of March 31, 2006	Increase during the period	Decrease during the period	Number of shares as of September 30, 2006
Common stock	144,661,292	23,600	-	144,684,892

Note: Increase in the number of 23,600 shares of common stock was due to execution of stock option.

2. Type and number of treasury stock

	(Unit: shares)
	Number of shares as of March 31, 2006	Increase during the period	Decrease during the period	Number of shares as of September 30, 2006
Common stock	42,110	1,000	-	43,110

Note: Increase in the number of 1,000 shares of common stocks held in treasury was due to repurchase of stock less than one unit.

3. New share and treasury stock acquisition rights

Breakdown of new share acquisition rights	Purpose of new share acquisition rights and stock category	New share acquisition rights by purpose (Number of shares)				Value as of September 30, 2006 (Yen in millions)
		March 31, 2006	Increase during the period	Decrease during the period	September 30, 2006
Stock option	Common stock	351,200	-	23,600	327,600	1,204
The yen denominated convertible bonds with stock acquisition rights due 2008	Common stock	4,022,040	-	-	4,022,040	27,000

Note: Decrease in the number of 23,600 shares of stock option was due to execution of the rights.

4. Dividends

(1) Cash dividends paid

Date of resolution	Type of shares	Amount of dividend payment	Dividend per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2006	Common stock	¥2,892 million	¥20.00	March 31, 2006	June 23, 2006

(2) For dividends made for interim period under review but for which dividend rights dates are after end of interim period.

Date of resolution	Type of shares	Amount of dividend payment	Source of dividends	Dividend per share	Record date	Effective date
Board of Directors Meeting on October 27, 2006	Common stock	¥2,893 million	Retained earnings	¥20.00	September 30, 2006	December 8, 2006

For the year ended March 31, 2007

1. Type and number of issued and outstanding

	(Unit: shares)
	Number of shares as of March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2007
Common stock	144,661,292	119,200	-	144,780,492

Note: Increase in the number of 119,200 shares of common stock was due to execution of stock option.

2. Type and number of treasury stock

	(Unit: shares)
	Number of shares as of March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	Number of shares as of March 31, 2007
Common stock	42,110	2,856	-	44,966

Note: Increase in the number of 2,856 shares of common stocks held in treasury was due to repurchase of stock less than one unit.

3. New share and treasury stock acquisition rights

Breakdown of new share acquisition rights	Purpose of new share acquisition rights and stock category	New share acquisition rights by purpose (Number of shares)				Value as of March 31, 2007 (Yen in millions)
		March 31, 2006	Increase during the period	Decrease during the period	March 31, 2007
Stock option	Common stock	351,200	-	119,200	232,000	853
The yen denominated convertible bonds with stock acquisition rights due 2008	Common stock	4,022,040	-	-	4,022,040	27,000

Note: Decrease in the number of 119,200 shares of stock option was due to execution of the rights.

4. Dividends

(1) Cash dividends paid

Date of resolution	Type of shares	Amount of dividend payment	Dividend per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2006	Common stock	¥2,892 million	¥20.00	March 31, 2006	June 23, 2006
Board of Directors Meeting on October 27, 2006	Common stock	¥2,893 million	¥20.00	September 30, 2006	December 8, 2006

(2) Dividends for which effective date is after year end date

Date of resolution	Type of shares	Amount of dividend payment	Source of dividends	Dividend per share	Record date	Effective date
Board of Directors Meeting on May 26, 2007	Common stock	¥3,618 million	Retained earnings	¥25.00	March 31,2007	June 8, 2007

Notes to Marketable Securities

As of September 30, 2007

Marketable Securities of Subsidiaries and Affiliates

		Yen in millions
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥126,163	¥186,775	¥60,612
Investment in affiliates	-	-	-
Total	¥126,163	¥186,775	¥60,612

As of September 30, 2006

Marketable Securities of Subsidiaries and Affiliates

		Yen in millions
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥103,011	¥249,963	¥146,952
Investment in affiliates	-	-	-
Total	¥103,011	¥249,963	¥146,952

As of March 31, 2007

Marketable Securities of Subsidiaries and Affiliates

		Yen in millions
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥117,314	¥198,104	¥80,790
Investment in affiliates	-	-	-
Total	¥117,314	¥198,104	¥80,790